Exhibit 99.7

Telkom SA Limited - Vodacom press release
Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom”)

Vodacom press release

Vodacom Group (Proprietary) Limited (“Vodacom”) in which Telkom has a 50.0% holding, today issued the following statement:

“Vodacom and Vee Networks (previously Econet Wireless Nigeria) today mutually agreed to terminate their current Management Agreement on an amicable basis. To ensure a smooth transition Vodacom will continue to provide technical support to Vee Networks for a period of up to 6 months. Willem Swart has decided to resign from his position at Vodacom in order to pursue a career as the Chief Executive Officer of Vee Networks. Following this decision Vodacom has realigned its top management structure.  The employment contract of its Deputy CEO, Andrew Mthembu was terminated. Vodacom Group Strategy Director, Robert Pasley has resigned from Vodacom effective 31 May 2004.”

Johannesburg

31 May 2004